November 9, 2011

Via EDGAR

Larry Spirgel

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D. C. 20549

Dear Mr. Spirgel:

Re:     Lifetech Industries, Inc. (the “Company”)
           Registration Statement on Form S-1
           Filed August 01, 2011
           File No. 333-175941

I am President and C.E.O. of the Company and am writing this letter on behalf of the Company.  Your comments are reprinted below along with our response and, if applicable, our proposed changes to the Registration Statement:

General

1.

We note your response to comment one in our letter dated august 26, 2011.  Please revise page three to state clearly that the price of the shares being sold must be fixed for the duration of the offering.  Your current disclosure implies the share price may change if a potential OTC Bulletin Board market develops.

ANSWER:  We have made the requested revision.

Market Research, page 17

2.

We note your response to comment nine in our letter dated August 26, 2011.  Your response and added disclosure conveys the impression that you have celebrities committed to using your spa.  Since you have no agreements with celebrities to promote your spa or assurances that celebrities will frequent your spa, please remove the inference that celebrities will be attending your spa.

ANSWER:  We have removed any reference to celebrities from this section.

1

Financial Statements

3.

Please amend your filing and include updated financial statements as required by Item 16(b) of Form S-1 and Rule 3-12 of Regulation S-X.

ANSWER:  Updated financials statements have been included.

Plan of Operations, page 29

4.

The extent to which you have considered working capital and liquidity requirements for the start up of your spa operations is unclear from your response to comment 11 in our letter dated August 26, 2011.  Describe for us in reasonable detail the extent of such consideration.  It appears to us that your plan of operations and, if appropriate, your risk factors should include a robust discussion of your consideration of the working capital and liquidity requirements for the start-up of your spa operations.

ANSWER:  We have added the following disclosure:

The working capital and liquidity requirement for the startup of our spa operations will be facilitated through private financing.  We believe that once we become a publicly trading company we may be able to attract additional and alternative forms of financing.  We may also consider conducting a registered public offering once we are public to help us attract new investors, allowing us to further our business plan and to potentially expand our business.  However, there is no guarantee that we will be successful in raising additional capital.

       Please contact me if you require further information.

       Yours truly,

       Lifetech Industries, Inc.

      Per: /s/ Benjamin Chung

      Benjamin Chung

      Chief Executive Officer

2